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                UNITED STATES                              OMB APPROVAL
     SECURITIES AND EXCHANGE COMMISSION            -----------------------------
           Washington, D.C. 20549                   OMB Number: 3235-0058
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                                                    Expires: March 31, 2006
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                 FORM 12b-25                        Estimated average burden
                                                    hours per response. . .2.50
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        NOTIFICATION OF LATE FILING
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                                                    SEC FILE NUMBER
                                                            1 - 10418
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                                                    CUSIP NUMBER
                                                            910852201
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(Check One):   [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
               [ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:     December 31, 2005
                      -----------------

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended: __________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

United Medicorp, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

200 N. Cuyler Street
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Address of Principal Executive Office (Street and Number)

Pampa, TX 79065
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
       (a) The reason described in reasonable detail in Part III of this form could not be eliminated
|X|    without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant does not believe it can complete its preparation and review procedures of the Report in time to meet the filing deadline. Also, additional time is required to allow for review of the Form 10K by our independent accountants.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Peter W. Seaman                     806                  661-4209
  ---------------                 -----------        ------------------
     (Name)                       (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      Yes [x]                                   No [ ]
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(3)   Is it  anticipated  that any  significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       Yes [x]                                  No [ ]

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant expects to report a net loss of approximately $101,635 for the year ended December 31, 2005. This compares to net income of $322,803 for the year ended December 31, 2004.
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                              UNITED MEDICORP, INC.
                              ---------------------
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 29, 2006                 By:  /s/ Peter W. Seaman
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                                              Peter W. Seaman, Chairman and CEO